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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 8 - A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                                  Biomatrix, Inc.

               (Exact name of registrant as specified in its charter)

          Delaware                                  13-3058261
(State of incorporation or organization)         (I.R.S. Employer
                                                 Identification No.)

65 Railroad Avenue, Ridgefield, New Jersey                07657

(Address of principal executive offices)               (Zip Code)

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
If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to Section              securities pursuant to Section
12(b) of the Exchange Act and               12(g) of the Exchange Act and
is effective pursuant to                    is effective pursuant to a
General Instruction A.(c),                  General Instruction A.(d),
please check the following box.             please check the following box.
[x]                                         [  ]


Securities to be registered pursuant to Section 12(b) of the Act:

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

Title of each class           Name of each exchange on
To be so registered      which each class is to be registered

Common Stock, $.0001 Par Value          New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:

                                        None


                                  (Title of Class)

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                                          2


Item 1.   Description of Registrant's Securities
          to be Registered

          Common Stock, $.0001 Par Value

     The capital stock of Biomatrix, Inc., a Delaware corporation (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock with a par value of $.0001 per share ("Common Stock"). The Company's Certificate of Incorporation authorizes the Company to issue up to 60,000,000 shares of Common Stock. All or any part of the authorized but unissued shares of Common Stock may be issued without further approval from the shareholders, except as may be required by law or the policies of any stock exchange or stock market on which the shares of stock of the Company may be listed or quoted, for such purposes and on such terms as the Board of Directors may determine.

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company and to ratably receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, subject to the payment of any outstanding preferential dividends declared with respect to any Preferred Stock, as defined below, that from time to time may be outstanding. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets available for distribution to shareholders after payment of all obligations of the Company, subject to the rights to receive preferential distributions of the holders of any Preferred Stock then outstanding.

     All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. No pre-emptive rights are conferred upon the holders of Common Stock. The Common Stock is not subject to any redemption or sinking fund provisions and no liability exists to further calls or to assessments by the Registrant.

     The Company's Board of Directors is divided into three classes of directors, as nearly equal in number as possible, with each director serving a three-year term. Each year only one class of directors is subject to a Shareholder vote.

     The Company's Certificate of Incorporation authorizes the issuance of up to 3,000 shares of Preferred Stock, $.01 par value per share ("Preferred Stock"). No shares of Preferred Stock are


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outstanding, but the Board of Directors is empowered by the Company's
Certificate of Incorporation to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors has the power to establish the preferences, limitations and optional or other special rights of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. The Board of Directors, without approval of the holders of Common Stock, could issue Preferred Stock with voting rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock could be used to delay or prevent a change in control of the Company opposed by the Board of Directors. The Company has no present intention to issue any shares of Preferred Stock.

     Under the Company's Certificate of Incorporation, the Board of Directors is authorized to divide the Preferred Stock into one or more series with such attributes, powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof as provided in the adopting resolution or resolutions provided in the adoption resolution or resolutions providing for the issue of such series.

     Item 2.   Exhibits

               None.

                                     SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 5th day of June 1998.

                                             Biomatrix, Inc.
                                             (Registrant)



                                             By   /s/ Rory B. Riggs


                                                  Rory B. Riggs
                                                  President